02044601

1-15174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 333-13428

PROCESSED
JUL 1 6 2002
THOMSON
FINANCIAL

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF
SIEMENS BUILDING TECHNOLOGIES, INC.

(Full title of the Plan and the address of the Plan, if different from that of issuer named above)

Siemens Aktiengesellschaft
Siemens Corporation
153 East 53rd Street
New York, NY 10022
(Name of issuer of the securities held pursuant to the Plan and the address of its Agent for Service)

SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
WASH. D.C. 155 SECTION

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF
SIEMENS BUILDING TECHNOLOGIES, INC.

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the participants of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. and the Siemens Administrative and Investment Committees:

We have audited the accompanying statements of net assets available for benefits of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2002

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$	171,786,981	164,399,107
Participants' loans receivable		5,876,322	5,543,342
Employer contributions receivable		—	5,346,000
Net assets available for benefits	$	177,663,303	175,288,449

See accompanying notes to financial statements.

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:	
Additions to net assets attributed to:	
Plan's share of the net investment income (loss) of the Master Trust for Siemens Savings Plans (note 7):	
Net depreciation in fair value of investments	$ (16,985,654)
Interest	1,585,691
Dividends	2,206,467
Interest on participants' loans	489,803
Total investment loss	(12,703,693)
Contributions:	
Participants	16,112,812
Employer	8,658,369
	24,771,181
Total additions	12,067,488
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	9,025,474
Plan expenses	419,346
Total deductions	9,444,820
Net increase in net assets prior to net asset transfers	2,622,668
Asset transfers, net (note 9)	(247,814)
Net increase	2,374,854
Net assets available for benefits:	
At beginning of year	175,288,449
At end of year	$ 177,663,303

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. (the Plan) is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which commenced on January 1, 2000, is a defined contribution plan sponsored by Siemens Corporation (the Company), a wholly owned subsidiary of Siemens AG. Eligible employees may enroll in the Plan on any day following their date of employment. The Plan defines a participant as any person employed by Siemens Building Technologies, Inc. (SBT) or any affiliated company provided the person is residing in the United States and is receiving United States source income. Participation in the Plan is available to an employee of SBT who had an account balance in the Landis & Staefa 401(k) Savings Plan as of December 31, 1999. Unless expressly approved by SBT, employees covered by a collective bargaining agreement or by another Company-sponsored plan are excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the assets and liabilities of participants in the Landis & Staefa 401(k) Savings Plan (Landis & Staefa Plan) were transferred into the Plan and the participants in the Landis & Staefa Plan became participants in the Plan. All company contributions and earnings thereon from the Landis & Staefa Plan were 100% vested as of January 1, 2000.

Effective January 1, 2001, the Plan was amended so that newly hired employees who are eligible to participate in the Plan automatically become participants and will have a tax-deferred contribution of 3% of the employee's compensation withheld unless the employee affirmatively indicates that he or she does not want to participate in the Plan, wants to participate at a different rate, or on a basis other than tax deferred contributions. The automatic contribution will be invested in the Stable Value Fund unless otherwise indicated.

Administration

The Administrative Committee and the Investment Committee of the Company are responsible for administering the Plan's operations and monitoring plan investments. The nine-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and seven Vice Presidents from the Company's affiliates who are appointed by the Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the Chairman/Executive Vice President and Chief Financial Officer of the Company, the Senior Vice President/General Counsel and Secretary of the Company, the Vice President/Controller of the Company, the Vice President of Human Resources, the Vice President of Corporate Development, and the Vice President/Treasurer who are appointed by the Board of Directors of the Company.

Contributions

Prior to July 1, 2001, individual participants in the Plan could elect to contribute from 2% to 16%, in 1% increments, of their annual compensation, as defined by the Plan's document. Effective July 1, 2001, the Plan was amended to increase the maximum contribution rate for employee contributions from 16% to

18% of compensation. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax.

The Company matches 25% of the participant's contribution on the first 6% of the participant's compensation contributed to the Plan. The Company may also pay an additional discretionary matching contribution to the Plan. This discretionary match is based on the current and accumulated profits of the Company and if made, is paid on a matching basis like the Company matching contribution. However, the basic match and discretionary match cannot exceed 6% of participant contributions to the Plan.

The Managing Board of Siemens AG approved a special one-time stock award (the Let's Share Contribution) in recognition of the exceptional worldwide results of Siemens AG in 2000. The Let's Share Contribution was $1,800 of Siemens AG American Depositary Receipts (Siemens ADR) purchased on May 10, 2001 for each eligible employee. The Let's Share Contribution was made to the Plan on June 1, 2001 when the Siemens ADR were deposited in the Siemens AG Stock Fund and the value of the Siemens ADR was added to each participant's account. As a result, the Plan's net assets at December 31, 2000 included a Company contribution receivable of $5,346,000. The Let's Share Contribution and earnings thereon are restricted to investments in the Siemens AG Stock Fund for as long as the participant is employed with the Company and for as long as the participant maintains an account balance in the Plan. In addition, the Let's Share Contributions and earnings thereon are not available for withdrawals or loans and they will be excluded from the calculation of a participant's eligible loan balance. Effective June 1, 2001, the Plan was amended to allow participants to direct contributions into, and transfer existing balances into or out of, the Siemens AG Stock Fund.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year is limited to the lesser of $35,000 and $30,000 for 2001 and 2000 respectively, or 25% of the participant's annual compensation. The IRS has limited a participant's annual tax-deferred contribution to $10,500 for both the 2001 and 2000 calendar years. Other IRS limits exist for certain highly compensated employees participating in the Plan.

Investment Options

Each participant may direct his or her contributions to the following funds within the Master Trust:

a) Stable Value Fund (formerly the Fixed Rate Fund),
b) Indexed Equity Fund,
c) Balanced Fund (discontinued effective March 1, 2001),
d) International Equity Fund,
e) Large Cap Growth Fund,
f) LifePath Fund,
g) Managed Equity Fund,
h) Intermediate-Term Bond Fund,
i) Small Cap Equity Fund,
j) Siemens AG Stock Fund (added effective June 1, 2001), or
k) Any combination of the above, provided that a multiple of at least 1% is directed to each fund selected.

(Continued)

The Plan allows participants to change their investment elections prospectively and to transfer their funds between investment accounts on any business day. The Plan also allows participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and the Plan earnings or losses (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Except for the Let's Share contribution, Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The Let's Share Contribution and earnings thereon are fully vested at all times. In addition, participants are 100% vested in the Company's contributions and earnings thereon upon normal retirement, death, total or permanent disability, complete or partial termination of the Plan, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in the Plan.

For vesting purposes, service is generally all periods of employment with the Company, an affiliate, or an acquired company, as determined by the Board of Directors of the Company. Prior service under the Landis & Staefa Plan is recognized, as stated in the Plan document.

Participant Loans

The Plan allows participants to borrow amounts equal to or less than 50% of their vested account balance, up to a maximum of $50,000. The term of a loan shall not exceed five years for loans prior to July 1, 2001 and four years for loans subsequent to June 30, 2001 (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures the loans. The loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Loans outstanding at the time participants leave the Plan are termed "loan cancellations" and are treated as disbursements from the Plan if not repaid within 90 days. Principal and interest are paid ratably during the year through payroll deductions.

Payment of Benefits

The Plan disburses funds in the form of a single lump sum for participant in-service withdrawals and terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in the Plan. Vested benefits of $5,000 or less at the time of separation will automatically be paid out as a lump sum. Effective March 1, 2001, participants can elect to receive up to two partial lump sum payments each calendar year without requiring installment payments.

(2) Summary of Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets of the Plan are held in the Master Trust for Siemens Savings Plans (the Master Trust), along with assets of certain other Company-sponsored defined contribution plans. Unit values represent the proportionate participation in the Master Trust's funds and include earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds. Investments in mutual funds, pooled funds, and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in collective investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Investments in common stock and American Depository Receipts (ADRs) are valued at the closing market price as established on the appropriate national securities exchange. Investment contracts with insurance companies and other financial institutions are valued at contract value because such investments are fully benefits-responsive. Contract value represents contributions made under the contract, plus interest credited at the contract rate less distributions and administrative expenses. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for the Plan for fiscal year 2000. SFAS No. 133 requires that all derivatives be reported at fair value and changes in fair values be recorded in earnings. As such, the effective portion of the gain or loss is reported as a component of net appreciation (depreciation) in fair value of investments. Management has determined that the impact of SFAS No. 133 on the Plan financial statements was immaterial.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

All expenses of the Plan are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balances of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and is included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of Company contributions and earnings thereon. Such forfeitures are applied to reduce future employer contributions. There were no forfeited nonvested accounts at December 31, 2001. During 2000, employer contributions were reduced by $63,526 from forfeited nonvested accounts.

(3) Parties in Interest

One member of the Administrative Committee is a member of the Plan.

(4) Plan Termination

The Company intends to continue the Plan indefinitely without interruption, but reserves the right to discontinue it at any time. In the event that a termination of the Plan should occur, the value of each participant's account (including Company contributions and earnings thereon) shall become fully vested.

(5) Tax Status of the Plan

The IRS issued a determination letter dated December 18, 2001, advising that the Plan qualifies for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plan's management and management of the Company believe that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Internal Revenue Code.

The Company identified certain operational errors with respect to the Plan and is in the process of entering into the Voluntary Correction of Operational Failures Program of the Internal Revenue Service (VCO). The Plan's management and management of the Company expects that the final outcome of the VCO program will not have a material effect on the Plan's financial statements.

(6) Non-participant-Directed Investments

Information about net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31	
	2001	2000
Net assets:		
Siemens AG Stock Fund	$ 3,494,553	—
Employer Contributions Receivable (note 1)	—	5,346,000
	$ 3,494,553	5,346,000

		Year ended December 31, 2001
Changes in net assets:		
Net depreciation in fair value of investments	$	(1,560,222)
Benefits paid to participants		(256,723)
Transfers to other investment funds, net		(1,494)
Asset transfers, net *		(33,008)
Net decrease	$	(1,851,447)

* Includes transfers between the Plan and transfers in/out of the Plan as detailed in note 9.

(7) Investment in Master Trust

All of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and certain other Company-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company, a subsidiary of Deutsche Bank. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust were approximately 4.6% and 5.0%, respectively. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily weighted average basis. Master Trust amounts are prepared on the accrual basis of accounting from records prepared by Bankers Trust Company.

The following table presents the fair values of investments for the Master Trust at December 31, 2001 and 2000:

		2001	2000
Stable Value Fund (formerly the fixed rate fund)	$	1,234,949,447	1,033,931,913
Indexed Equity Fund		525,722,289	590,218,411
Balanced Fund		—	132,047,178
International Equity Fund		177,744,841	222,085,570
Large Cap Growth Fund		392,375,795	390,656,347
LifePath Fund		270,109,040	128,252,697
Managed Equity Fund		576,599,072	526,274,943
Intermediate-Term Bond Fund		232,097,058	91,200,364
Small Cap Equity Fund		228,553,698	130,324,998
Siemens AG Stock Fund		102,219,074	—
Frozen Stock Funds*		1,837,441	5,072,388
Net assets of the Master Trust	$	3,742,207,755	3,250,064,809

* This investment option is not available to participants in the Plan.

(Continued)

The total investment income (loss) of the Master Trust for the year ended December 31, 2001 is as follows:

Net appreciation (depreciation) in fair value of investments:	
Common collective funds	$ (150,652,618)
Mutual funds	(122,954,548)
Common stock	(484,766)
	(274,091,932)
Interest	71,299,110
Dividends	46,191,056
Total investment loss of the Master Trust	$ (156,601,766)

Related Party Transactions

For the year ended December 31, 2001, the Master Trust purchased 1,933,322 shares of Siemens ADRs with a fair market value of $122,363,697 and sold 426,194 shares for proceeds of $24,151,636, resulting in a loss of $3,734,337. At December 31, 2001, the cost and market value of the Siemens AG stock fund was $98,010,821 and $102,219,074 which represents 2.8% and 2.7% of the Master Trust's total cost and total market value, respectively. Deutsche Bank Securities, Inc. executes the securities transactions in connection with participant directions to buy or sell ADRs of the Siemens AG Stock Fund. A per share brokerage commission is charged by Deutsche Bank Securities, Inc. Deutsche Bank Securities, Inc., was paid $33,260 in brokerage fees during 2001.

(8) Investments

The following description of the Master Trust's investments relates only to the investment options that are available to the Plan's participants. The information is provided for general information purposes only and participants should refer to the fund's prospectus and annual report for more complete information.

Stable Value Fund (formerly the Fixed Rate Fund)

Effective as of October 1, 2001, the interest rate paid became a floating rate, meaning the fund's investment manager, PRIMCO Capital Management, recalculates the rate daily. To reflect this change, the Fixed Rate Fund was renamed the Stable Value Fund. The fund's assets are invested primarily in investment contracts with insurance companies, banks, and other financial institutions. The objective of this fund is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds.

Employer and participant contributions invested in the investment contracts as well as interest credited thereon are guaranteed by the financial institution that issues the investment contract and not by the Company. The investment contracts are fully benefit-responsive and are maintained at contract value. At December 31, 2001 and 2000, the contract value of the investment contracts approximated market value. The contracts are credited with interest at rates which are declared by each financial institution each calendar year based on the expected future investment performance of the underlying assets in the portfolios, earnings from anticipated contributions during the year, and actual investment experience from

(Continued)

the prior year. The overall credit quality of the assets in each separately managed account will not be below an investment grade of A.

Prior to October 1, 2001, the interest rate (Blended Rate) credited to the participants' accounts each calendar year was determined through weighted average calculations of the interest rates declared by the financial institutions. The credited interest rate normally remained unchanged for a one-year period; however, in the event of significant economic developments, such rate may change during a calendar-year period.

Such changes, if necessary, would be made on a prospective basis only. The Blended Rate for the Fixed Rate Fund was 6.00% from July 1, 1999 to July 31, 2000, 6.25% from August 1, 2000 to December 31, 2000, 6.45% from January 1, 2001 to June 30, 2001, 6% from July 1, 2001 to September 30, 2001. The average rate for the Stable Value Fund was 6.3% from October 1, 2001 to December 31, 2001.

The contract value of the fund's assets and the related rating of the issuer or rating of the security as determined by PRIMCO Capital Management, Inc. or Standard and Poor's (S&P) at December 31, 2001 are as follows:

JPMorgan Chase Bank (formerly Chase Manhattan Bank)	$	193,319,193	AAA	(*)
State Street Bank and Trust		184,633,655	AAA	(*)
Bank of America NT & SA		181,048,875	AAA	(*)
Monumental Life Insurance Company		170,461,411	AAA	(*)
Allstate Life Insurance Company		119,201,042	AAA	(*)
UBS AG		66,079,815	AA-	(*)
UBS AG		55,902,690	AAA	(*)
Aetna Life Insurance & Annuity Company		29,515,555	AAA	(*)
Caisse des Depots (CDC)		28,138,906	AAA	(*)
John Hancock Life Insurance Company		22,939,837	AA+	(*)
New York Life Insurance Company		22,328,755	AA+	(*)
Aetna Life Insurance Company		6,166,128	AA	(*)
Security-backed investments		1,079,735,862		
Monumental Life Insurance Company		26,339,894	AA+	
Metropolitan Life Insurance Company		20,415,756	AA	
Prudential – CapMAC Insured		16,627,501	AAA	(***)
John Hancock Life Insurance Company		14,168,814	AA+	
GE Life & Annuity Assurance Company		10,700,314	AA	
Jackson National Life		8,902,342	AAA	
Allstate Life Insurance Company		7,289,775	AA+	
Business Men's Assurance – MBIA Insured		5,931,914	AAA	(***)
Investment contracts		110,376,310		
Asset transfer – accrual (**)		8,657,348		
Cash and cash equivalents		32,726,681		
Income receivable and other, net		3,453,246		
Master Trust Investment in Stable Value Fund	$	1,234,949,447		

(*) The rating is based on the average or implied credit ratings of the underlying assets (as determined by PRIMCO Capital Management, Inc.).

(**) Represents December 31, 2001 accrual for transfer of net assets from the Master Trust to other defined contribution plans (net).

(***) This investment was issued with a third-party insurance enhancement by an AAA-rated insurance company.

The contract value of the fund's assets and the related rating of the issuer or rating of the security as determined by PRIMCO Capital Management, Inc. or S&P at December 31, 2000 are as follows:

State Street Bank and Trust	$	156,667,700	AAA	(*)
Allstate Life Insurance Company		150,224,401	AAA	(*)
Monumental Life Insurance Company		139,110,777	AAA	(*)
Chase Manhattan Bank		117,910,960	AAA	(*)
Bank of America NT & SA		106,200,434	AAA	(*)
Continental Assurance Company		65,559,283	AAA	(*)
Aetna Life Insurance & Annuity Company		36,126,907	AAA	(*)
Metropolitan Life Insurance Company		33,114,959	AAA	(*)
Caisse des Depots (CDC)		30,796,316	AAA	(*)
John Hancock Mutual Life Insurance Company		42,725,333	AA+	(*)
New York Life Insurance Company		21,312,165	AA+	
Security-backed investments		899,749,235		
Prudential – CapMAC Insured		27,115,516	AAA	(***)
Business Men's Assurance – MBIA Insured		15,971,203	AAA	(***)
Jackson National Life		8,279,708	AAA	
John Hancock Mutual Life Insurance Company		27,177,025	AA+	
Monumental Life Insurance Company		24,541,003	AA+	
Allstate Life Insurance Company		13,230,174	AA+	
New York Life Insurance Company		288,632	AA+	
Metropolitan Life Insurance Company		26,788,372	AA	
GE Life & Annuity Assurance Company		926,404	AA	
Principal Life Insurance Company		405,731	AA	
Continental Assurance Company		329,133	AA-	
Investment contracts		145,052,901		
Asset transfer – accrual (**)		(30,589,866)		
Cash and cash equivalents		12,480,740		
Income receivable and other, net		7,238,903		
Master Trust Investment in Fixed Rate Fund	$	1,033,931,913		

(*) The rating is based on the average or implied credit ratings of the underlying assets (as determined by PRIMCO Capital Management, Inc.).

(**) This represents the December 31, 2000 accrual for transfer of net assets from the Master Trust to other defined contribution plans (net).

(***) This investment was issued with a third-party insurance enhancement by an AAA-rated insurance company.

Indexed Equity Fund

The fund's assets are invested in shares of the Daily Equity Index Fund, a collective investment fund managed by Barclays Global Investors, N.A. (BGI). The objective of this fund is to closely approximate the total return of the S&P Composite (S&P 500) Index before fees and expenses. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Balanced Fund

The fund's assets are invested in shares of the INVESCO Total Return Fund (INVESCO Fund), a mutual fund managed by INVESCO Funds Group (IFG). The objective of this fund is to maximize total return, consisting of capital appreciation and current income, and to control risk. However, there is no guarantee (either from IFG or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests in a combination of U.S. equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock), fixed income securities, and cash equivalents. This fund was eliminated as an investment option of the Master Trust effective March 1, 2001 and transferred into other funds at the direction of the participants.

International Equity Fund

The fund's assets are invested in shares of the EuroPacific Growth Fund, a mutual fund managed by Capital Research and Management Company (Capital). The objective of this fund is to achieve long-term capital appreciation through international diversification. However, there is no guarantee (either from Capital or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in equity securities of issuers domiciled outside the U.S., normally in Europe and the Pacific Basin.

Large Cap Growth Fund

The fund's assets are invested in shares of the American Twentieth Century Ultra Investors Fund, a mutual fund managed by American Century Investment Management, Inc. (American). The objective of this fund is to achieve capital growth over time. The fund's aggressive investment strategy tends to increase both its volatility and long-term growth potential. However, there is no guarantee (either from American or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in equity securities of domestic and foreign companies that American identifies as fast growing, midsize, and larger companies.

LifePath Fund

The fund's assets are invested in shares of a family of five diversified mutual funds managed by BGI. The objective of this fund is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, the portfolio is adjusted, seeking to maximize investment returns as appropriate for each fund's investment time horizon.

The five LifePath mutual funds time horizons are: LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, and LifePath 2040 Fund.

Managed Equity Fund

The fund's assets are invested in the J.P. Morgan Managed Equity Fund, a commingled investment fund managed by J.P. Morgan Investment Management, Inc. (JPMIM). The objective of this fund is to provide returns in excess of the S&P 500 Index, while maintaining risk characteristics similar to the S&P 500 Index. However, there is no guarantee (either from JPMIM or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in large and medium capitalization U.S. and foreign stocks included in the S&P 500 Index.

Intermediate-Term Bond Fund

The fund's assets are invested in the PIMCO Total Return Fund, a mutual fund managed by Pacific Investment Management Company (PIMCO). The objective of this fund is to prudently invest to maximize earnings and to maintain the value of the safety of principal. However, there is no guarantee (either from PIMCO or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in fixed income bonds that mature over an average of 10 years, and includes U.S. government bonds, corporate bonds, mortgage bonds, and U.S. dollar and foreign currency bonds of foreign issuers.

Small Cap Equity Fund

The fund's assets are invested in the U.S. Small Cap Portfolio (formerly the DFA U.S. 6-10 Small Company Fund), a mutual fund managed by Dimensional Fund Advisors, Inc. (DFA). The objective of this fund is to provide long-term capital appreciation. However, there is no guarantee (either from DFA or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in a broad and diverse group of small U.S. companies that have readily marketable securities.

Siemens AG Stock Fund

This fund was added as an investment of the Master Trust as of June 1, 2001. The fund invests only in stock of Siemens ADR with a small amount in a short-term investment fund to provide liquidity and to accommodate daily transactions. The objective of this fund is to give participants an opportunity to track the performance of Siemens AG ordinary receipts. The Siemens ADR are evidenced by American

(Continued)

Depository Receipts (ADRs). ADR's are certificates issued by a United States Bank in return for Siemens AG ordinary shares that the bank holds on deposit. The ADR's are traded on the United States Market as a proxy for Siemens AG ordinary shares. Cash dividends are paid into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The fund is not diversified since assets are invested in a single stock. Therefore, this is a high-risk investment and there is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG stock at fair market value, paying brokerage commissions from fund assets.

Frozen Stock Funds

During 2001, the Master Trust included four frozen stock funds:

- Honeywell Stock Fund (formerly the Allied Signal Stock Fund),
- Motorola Stock Fund (transferred into the Master Trust from the Motorola Employees Earnings and Profit Sharing Plan in 2000),
- Eaton Stock Fund (transferred into the Master Trust from the Aeroequip-Vickers Savings and Profit Sharing Plan in 2000), and
- Milacron Stock Fund (transferred into the Master Trust from the Aeroequip-Vickers Savings and Profit Sharing Plan in 2000).

None of the frozen stock funds are available to participants of the Plan.

(9) Asset Transfers, Net

The amount of net asset transfers from the Plan for the year ended December 31, 2001 that are associated with certain employees transferring assets into or out of the Plan to other Company-sponsored qualified plans is $247,814.

SIEMENS SAVINGS PLAN FOR EMPLOYEES OF SIEMENS BUILDING TECHNOLOGIES, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Participants' loans	910 loans outstanding with interest rates ranging from 6.00% to 9.50%	—	$	5,876,322

* Represents a party- in-interest to the plan as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR EMPLOYEES
OF SIEMENS BUILDING TECHNOLOGIES, INC.
(Registrant)

By: Administrative and Investment Committees of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc.

Date: June 27, 2002

By: Daniel Navatta
Siemens Corporation
Daniel Navatta
Assistant Controller and
Director of Benefit Accounting

KPMG

345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Consent of Independent Auditors'

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Corporation of our report dated June 21, 2002 relating to the financial statements and financial statement schedule of the Siemens Savings Plans for Employees of Siemens Buildings Technologies, which appears in this Form 11-K.

KPMG LLP

New York, New York
June 27, 2002